Exhibit 99.1

Interim Consolidated Financial Statements

For the three and six months ended June 30, 2006
(unaudited)

Under Canadian Generally Accepted Accounting Principles

CONSOLIDATED BALANCE SHEETS
(unaudited)

As at		June 30, 2006	December 31, 2005
(in thousands of Canadian dollars)	Notes	$	$

Assets
Current assets
Cash and cash equivalents		11,132	9,479
Short-term restricted cash		10,103	732
Accounts receivable, net	3	46,888	33,011
Income taxes receivable		3,532	2,484
Inventory		30,059	30,863
Prepaid expenses		3,994	4,340
Total current assets		105,708	80,909

Investment tax credits		4,616	4,616
Property, plant and equipment, net		54,899	57,842
Intangible assets, net		37,643	41,904
Other assets, net		2,187	2,280
Total assets		205,053	187,551

Liabilities
Current liabilities
Accounts payable and accrued liabilities		35,250	35,553
Customer advances		1,604	1,152
Current portion of lease liability		-	4,197
Current portion of long-term debt	4	32,529	34,581
Total current liabilities		69,383	75,483

Long-term credit facility		48,072	47,862
Long-term liability		1,673	1,749
Long-term debt		412	479
Convertible redeemable secured debentures	5	2,512	40,630
Total liabilities		122,052	166,203

Commitments and contingencies	10

Shareholders' Equity
Capital stock	6	350,171	230,086
Equity component of convertible redeemable secured debentures	5	1,008	27,785
Contributed surplus		212	-
Deficit, pre-fresh start accounting	1	(227,142)	(227,142)
Deficit		(41,248)	(9,381)
Total shareholders' equity		83,001	21,348

Total liabilities and shareholders' equity		205,053	187,551

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

For the three months ended June 30,
		2006	2005
Pre-fresh start accounting (note 1)
(in thousands of Canadian dollars, except per share information)	Notes	$	$
Revenue
Equipment		13,022	8,154
Services		1,796	1,426
Telecommunications		4,570	4,719
Total revenue		19,388	14,299

Cost of revenue
Equipment		13,805	7,341
Services		1,540	488
Total cost of revenue		15,345	7,829

Gross profit		4,043	6,470

Agent commissions		106	306
Selling, general and administrative expenses		13,509	7,634
Research and development expenses, net		3,371	2,996
Telecommunications operating expenses		3,772	5,979
Restructuring, asset impairment and other charges	7	148	13,745
Operating loss from continuing operations		(16,863)	(24,190)

Finance charges, net	8	3,098	2,474
(Gain) loss on foreign exchange		(2,563)	355
Loss from continuing operations before income taxes		(17,398)	(27,019)
Income tax (recovery) expense		(1)	103
Loss from continuing operations		(17,397)	(27,122)
Earnings (loss) from discontinued operations, net of income taxes	9	70	(3,555)
Net loss		(17,327)	(30,677)

Basic and diluted
Loss per share from continuing operations		(0.02)	(1.54)
Loss per share from discontinued operations		-	(0.20)
Net loss per share		(0.02)	(1.74)

Basic and diluted weighted average number of common shares outstanding (in thousands)		730,131	17,610

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

		For the six months ended June 30,
		2006	2005
			Pre-fresh start accounting (note 1)
(in thousands of Canadian dollars, except per share information)	Notes	$	$
Revenue
Equipment		30,625	15,444
Services		3,358	3,349
Telecommunications		9,693	9,853
Total revenue		43,676	28,646

Cost of revenue
Equipment		27,199	14,660
Services		3,198	1,432
Total cost of revenue		30,397	16,092

Gross profit		13,279	12,554

Agent commissions		242	757
Selling, general and administrative expenses		23,659	15,268
Research and development expenses, net		6,288	6,518
Telecommunications operating expenses		7,697	10,763
Restructuring, asset impairment and other charges	7	2,594	13,745
Operating loss from continuing operations		(27,201)	(34,497)

Finance charges, net	8	7,079	4,715
(Gain) loss on foreign exchange		(2,857)	1,099
Loss from continuing operations before income taxes		(31,423)	(40,311)
Income tax expense		58	236
Loss from continuing operations		(31,481)	(40,547)
Earnings (loss) from discontinued operations, net of income taxes	9	579	(3,896)
Net loss		(30,902)	(44,443)

Basic and diluted
Loss per share from continuing operations		(0.05)	(2.30)
Loss per share from discontinued operations		-	(0.22)
Net loss per share		(0.05)	(2.52)

Basic and diluted weighted average number of common shares outstanding (in thousands)		608,888	17,610

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

CONSOLIDATED STATEMENTS OF DEFICIT
(unaudited)

	For the six months ended June 30,
	2006	2005
	Pre-fresh start accounting (note 1)
(in thousands of Canadian dollars)	$	$
Deficit, beginning of period	(9,381)	(180,561)
Net loss	(30,902)	(44,443)
Share issue costs	(965)	-
Deficit, end of period	(41,248)	(225,004)

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

		For the three months ended June 30,
(in thousands of Canadian dollars)		2006	2005
	Notes	Pre-fresh start accounting (note 1)
		$	$
Cash flows used in continuing operating activities
Loss from continuing operations		(17,397)	(27,122)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization		4,012	2,962
Restructuring, asset impairment and other charges		-	16,619
Loss on disposal of property, plant and equipment		139	2
Financing charges		1,147	-
Stock-based compensation		212	70
Increase in lease liability		-	150
Changes in operating assets and liabilities:
(Increase) decrease in non-cash working capital items		(609)	803
Unrealized foreign exchange		(3,517)	(3)
		(16,013)	(6,519)
Cash flows (used in) provided by continuing financing activities
Issuance of credit facility		-	12,386
Repayment of long-term debt and lease liability		(600)	-
Increase in other assets		-	(4,403)
		(600)	7,983
Cash flows (used in) provided by continuing investing activities
(Increase) decrease in restricted cash		(9,371)	446
Purchase of property, plant and equipment		(1,767)	(501)
Proceeds on disposal of property, plant and equipment		395	64
Increase in other assets		(181)	-
		(10,924)	9
(Decrease) increase in cash and cash equivalents
Continuing operations		(27,537)	1,473
Discontinued operations	9	-	(1,644)
Decrease in cash and cash equivalents		(27,537)	(171)

Cash and cash equivalents, beginning of period		38,669	5,319
Cash and cash equivalents, end of period		11,132	5,148

Supplemental Information
Cash paid for:
Interest		1,849	1,395
Income taxes		124	7
Non-cash financing and investing activities:
Shares issued upon conversion of 10% redeemable secured convertible debentures		381	-

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
		For the six months ended June 30,
(in thousands of Canadian dollars)		2006	2005
			Pre-fresh start accounting (note 1)
	Notes	$	$
Cash flows used in continuing operating activities
Loss from continuing operations		(31,481)	(40,547)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization		7,775	5,563
Restructuring, asset impairment and other charges		1,292	16,678
Loss (gain) on disposal of property, plant and equipment		595	(60)
Financing charges		3,142	-
Stock-based compensation		212	139
Increase in lease liability		-	150
Changes in operating assets and liabilities:
(Increase) decrease in non-cash working capital items		(12,990)	13,236
Unrealized foreign exchange		(3,744)	401
		(35,199)	(4,440)
Cash flows provided by continuing financing activities
Issuance of credit facility		-	12,386
Repayment of long-term debt and lease liability		(4,665)	(1,314)
Proceeds from issue of shares, net of share issue costs		53,310	-
Increase in other assets		-	(4,756)
		48,645	6,316
Cash flows used in continuing investing activities
Increase in restricted cash		(9,371)	(651)
Purchase of property, plant and equipment		(2,801)	(1,112)
Proceeds on disposal of property, plant and equipment		560	315
Increase in other assets		(181)	-
		(11,793)	(1,448)
Increase in cash and cash equivalents
Continuing operations		1,653	428
Discontinued operations	9	-	171
Increase in cash and cash equivalents		1,653	599

Cash and cash equivalents, beginning of period		9,479	4,549
Cash and cash equivalents, end of period		11,132	5,148

Supplemental Information
Cash paid for:
Interest		3,669	1,404
Income taxes		184	41
Non-cash financing and investing activities:
Shares issued upon conversion of 10% redeemable secured convertible debentures		62,998	-

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars)

1.	Description of business, fresh start accounting and basis of presentation

Description of business
SR Telecom Inc. (“SR Telecom” or the “Corporation”) was incorporated on February 17, 1981, under the Canada Business Corporations Act. SR Telecom designs, builds and deploys advanced, field-proven Broadband Fixed Wireless Access solutions. SR Telecom products are used by large telecommunications and Internet service providers to supply broadband data and carrier-class voice services to end-users in urban, suburban and remote areas around the globe. SR Telecom also provides full turnkey services to its customers. Most of SR Telecom’s sales are international, with its fixed wireless systems currently being used by telecommunications service providers in over 110 countries worldwide. These customers include large incumbent local exchange carriers in the countries they serve, as well as competitive local exchange carriers and private operators of telecommunications systems. In addition, through its majority owned subsidiary, Comunicacion y Telefonia Rural S.A. (“CTR”), SR Telecom provides local telephone services to residential, commercial and institutional subscribers as well as a network of payphones in a large, predominantly rural area of Chile.

Fresh start accounting and basis of presentation
On November 30, 2005, pursuant to the terms of the Convertible Debentures (see note 5), a $10.0 million principal amount of the Convertible Debentures and accrued interest thereon were converted on a pro rata basis among all holders of Convertible Debentures into approximately 47.3 million common shares at the conversion price of approximately $0.217 per common share. Immediately after the conversion, the holders of the Convertible Debentures held approximately 72.9% of the then outstanding common shares. As a result of this conversion, there was a substantial realignment of the interests in the Corporation between the creditors and shareholders. Effective November 30, 2005, the date of the conversion, the Corporation adopted fresh start accounting. Accordingly, the Corporation reclassified the deficit that arose prior to the conversion to a separate account within shareholders’ equity and re-valued its assets and liabilities and adjusted their carrying values to their estimated fair values. The revaluation adjustments have been accounted for as a capital transaction and are recorded within the pre-fresh start accounting deficit.

Comparative figures
Comparative financial statements for periods prior to December 1, 2005 have been presented pursuant to regulatory requirements. In reviewing these comparative financial statements, readers are reminded that they do not reflect the effects of the application of fresh start accounting.

Certain comparative figures have been reclassified in order to conform with the presentation adopted in the second quarter of 2006.

Basis of presentation
These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (‘GAAP’) and include the accounts of SR Telecom Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent liabilities in these financial statements. Actual results could differ from those estimates. Estimates are used when accounting for items and matters such as long-term contracts, allowance for doubtful accounts receivable, inventory obsolescence, product warranty, amortization, asset valuations, impairment assessments, taxes, restructuring and other provisions and contingencies.

The accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in the annual audited consolidated financial statements prepared in accordance with GAAP for the periods ended December 31, 2005 and 2004. In the opinion of management, the unaudited interim consolidated financial statements contain all adjustments of a normal recurring nature necessary to present fairly the financial position, results of operations and cash flows for the periods presented. Operating results for the three and six months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

The accompanying unaudited interim consolidated financial statements should be read in conjunction with SR Telecom’s annual audited consolidated financial statements for the periods ended December 31, 2005 and 2004. These interim financial statements do not include all of the disclosures required by GAAP applicable to annual financial statements.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars)

2.	Going concern uncertainty
The accompanying consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Corporation will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Corporation’s continuation as a going concern is dependent upon, amongst other things, the continuing support of its customers, lenders and shareholders, attaining a satisfactory revenue level, continued sales to its customers, a return to profitable operations and the ability to generate sufficient cash from operations. These matters are dependent on a number of items outside of the Corporation’s control and there is uncertainty about the Corporation’s ability to successfully execute its plans.

The consolidated financial statements do not reflect any adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

During the six months ended June 30, 2006, the following transactions and other actions, aimed at addressing the uncertainties described above, occurred:

•
On February 2, 2006, the Corporation completed a $50.0 million private placement for 333,333,333 common shares and converted approximately $58.4 million of Convertible Debentures and accrued interest payable in kind thereon into 280,881,314 common shares. On February 27, 2006, the Corporation completed a private placement of an additional $4.3 million for 28,498,302 common shares and converted approximately $4.2 million of Convertible Debentures and accrued interest payable in kind thereon into 20,391,019 common shares. The proceeds of the private placements are being used to fund the Corporation’s current working capital requirements.

•
On March 27, 2006, the Corporation announced a multi-year agreement to outsource its manufacturing operations. All outsource manufacturing of non-WiMAX products was substantially completed in June 2006.

•	On May 23, 2006, the Corporation announced that its symmetry MX solution had received WiMAX Forum Certification. This marks a pivotal step towards executing the Corporation’s plans.
•
On July 5, 2006, the Corporation announced the appointment of Serge Fortin as its new President and Chief Executive Officer effective July 10, 2006, and the Corporation appointed Marc Girard as Senior Vice President and Chief Financial Officer, effective August 10, 2006.

•	The Corporation, during the first half of 2006, continued its restructuring activities to reduce costs.

Management believes that with the above actions and the support of the Corporation’s current shareholders, lenders and customers, it will be able to continue operating as a going concern. There can, however, be no assurance that such actions and plans described above will be sufficient to continue operating as a going concern.

3.	Accounts receivable, net
The accounts receivable balance at June 30, 2006 includes an amount of $5.2 million ($5.5 million as at December 31, 2005) (US$4.7 million) less an allowance for doubtful accounts in the amount of $3.5 million ($3.7 million as at December 31, 2005) (US$3.2 million) related to an account receivable from Teleco de Haiti.

In December 2001, SR Telecom filed a statement of claim in New York for US$4.9 million against MCI International and Telecommunications d'Haiti, S.A.M., or Teleco de Haiti. The claim was filed pursuant to a clause mandating three-party arbitration before the International Court of Arbitration in respect of funds, which ceased flowing to SR Telecom under a Tripartite Agreement between Teleco de Haiti, MCI International and SR Telecom. The agreement provided for the financing of a contract between SR Telecom and Teleco de Haiti pursuant to which SR Telecom was to supply and install certain telecommunications equipment to Teleco de Haiti for approximately US$12.9 million.

In the third quarter of 2005, following various proceedings and actions during 2002 to 2005, the Corporation determined that the most likely outcome would not result in the full recovery of the receivable and accordingly recorded a provision for doubtful accounts in the amount of $3.7 million (US$3.2 million).

In the fourth quarter of 2005, SR Telecom came to a settlement with MCI and Teleco de Haiti. The settlement was signed by SR Telecom and MCI, but was not signed by Teleco de Haiti. Teleco de Haiti has not agreed to execute the settlement agreement despite the fact that it agreed to the terms of the settlement in December 2005. As a result, the case has returned to litigation. At this point in time, management believes that no additional provision is necessary.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars)

4.	Long-term debt
Long-term debt includes notes payable issued by CTR under a term loan facility. Pursuant to the terms of an Amendment Agreement dated May 19, 2005, the CTR lenders agreed to restructure the repayment schedule of the US$29.1 million loan and to postpone the maturity of the loans until May 17, 2008. These notes are subject to a number of performance, financial performance and financial position covenants, essentially all of which were waived until June 30, 2006. In accordance with GAAP, these notes were classified as current liabilities.

5.	Convertible redeemable secured debentures
In accordance with GAAP, the Convertible Debentures are accounted for on the basis of their substance and are presented in their component parts of debt and equity. As at June 30, 2006, the debt component is $2.5 million ($40.6 million as at December 31, 2005), including $1.0 million of accreted interest ($0.7 million as at December 31, 2005) plus interest payable in kind in the amount of $0.2 million ($2.3 million as at December 31, 2005), and the equity component is $1.0 million ($27.8 million as at December 31, 2005).

During the three months ended June 30, 2006, the Corporation converted $0.4 million of Convertible Debentures and accrued interest payable in kind thereon into 1,763,286 common shares, which resulted in the reclassification of $0.2 million from the debt component and $0.2 million from the equity component to capital stock.

On February 2, 2006, the Corporation converted approximately $58.4 million of Convertible Debentures and accrued interest payable in kind thereon into 280,881,314 common shares. In addition, on February 27, 2006, the Corporation converted approximately $4.2 million of Convertible Debentures and accrued interest payable in kind thereon into 20,391,019 common shares. Other conversions of Convertible Debentures and accrued interest payable in kind thereon took place throughout the first quarter of 2006. These conversions resulted in the reclassification of $36.0 million from the debt component and $26.6 million from the equity component to capital stock.

6.	Capital stock and warrants
     Authorized
An unlimited number of common shares
An unlimited number of preferred shares issuable in series
	As at	As at
	June 30, 2006	December 31, 2005
	$	$
Issued and outstanding
730,623,484 common shares (65,666,961 as at December 31, 2005)	350,171	230,086

During the three months ended June 30, 2006, the Corporation converted $0.4 million of Convertible Debentures and accrued interest payable in kind thereon into 1,763,286 common shares.

On February 2, 2006, the Corporation completed a $50.0 million private placement for 333,333,333 common shares and converted approximately $58.4 million of Convertible Debentures and accrued interest payable in kind thereon into 280,881,314 common shares. On February 27, 2006, the Corporation completed a private placement of an additional $4.3 million for 28,498,302 common shares and converted approximately $4.2 million of Convertible Debentures and accrued interest payable in kind thereon into 20,391,019 common shares. Share issue costs amounted to $1.0 million. Furthermore, during the three-months ended March 31, 2006, additional Convertible Debentures and accrued interest payable in kind thereon were converted into 89,269 common shares.

On February 20, 2006, 3,571,465 of the issued and outstanding warrants expired. These warrants were initially issued on February 24, 2004 within the context of a public offering. Following the expiry of these warrants, 352,941 warrants with an exercise price of $10 per common share, expiring on July 18, 2008, remain issued and outstanding.

The following table summarizes the activity in the Employee Stock Option Plan:

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars)

	Six months ended June 30,
	2006		2005
			Pre-fresh start accounting (note 1)
	Weighted average number of options	Weighted average exercise price	Weighted average number of options	Weighted average exercise price
		$		$

Outstanding, beginning of period	232,480	30.17	406,580	25.03
Granted	16,017,000	0.33	-	-
Forfeited/expired	(303,400)	4.57	(12,380)	20.65
Outstanding, end of period	15,946,080	0.68	394,200	25.16
Options exercisable, end of period	183,180	30.52	217,770	35.64

The following table summarizes information about the Corporation's outstanding and exercisable stock options as at June 30, 2006:

Range of exercise prices	Options outstanding	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable	Weighted average exercise price
$			$		$

0.32 to 0.41	15,748,500	6.8 years	0.33	-	-
6.40 to 9.80	80,000	7.6 years	7.65	66,900	7.65
16.30 to 24.50	42,750	5.2 years	18.05	41,450	18.00
35.30 to 53.00	38,630	3.8 years	47.41	38,630	47.41
56.60 to 85.30	30,700	3.5 years	65.37	30,700	65.37
89.70 to 130.80	5,500	1.2 years	89.70	5,500	89.70
	15,946,080	6.8 years	0.68	183,180	30.52

In March 2006, the Board of Directors approved a new employee and director stock option plan. The plan was approved by the shareholders of the Corporation at the General Annual Meeting held on June 8, 2006. The plan stipulates that the number of shares reserved for issuance under all security-based compensation cannot exceed 10% of issued and outstanding securities of the Corporation, at any time. Options will be granted to directors and employees at the discretion of the Board of Directors. All stock options granted to employees under this plan vest over 4 years and expire 7 years from the grant date. All stock options granted to directors under this plan vest over 1 year and expire 7 years from the grant date. The exercise price of stock options granted under this plan shall be determined by the Board of Directors but shall not be lower than the volume weighted average trading price of the common shares on the TSX for the five trading days immediately preceding the date of grant of the option. On April 3, 2006, 14,917,000 stock options were granted to employees and directors at an exercise price of $0.32. In addition, on June 1, 2006, the Corporation granted 1,100,000 stock options at an exercise price of $0.41.

For the three and six month periods ended June 30, 2006, $0.2 million of compensation expense ($0.1 million for the three and six month periods ended June 30, 2005) is recognized in the consolidated statement of operations for awards granted to employees since January 1, 2002. The fair value of direct awards of stock is determined based on the quoted market price of the Corporation’s stock and the fair value of stock options is determined using the Black-Scholes option pricing model, using the following weighted average assumptions: a dividend yield of nil, expected volatility of 100%, weighted average risk-free interest rate of 4.2% and an expected life of 5 years. The use of these assumptions results in a weighted average fair value per option granted of $0.31.

In addition, as per the terms of an agreement reached with BlueTree Advisors, the Corporation issued common shares to its Interim President and Chief Executive Officer on July 24, 2006. At the General Annual Meeting held on June 8, 2006, the shareholders of the Corporation approved the issuance of 2,769,576 common shares to Mr. William E. Aziz as of July 24, 2006. Compensation expense of $1.1 million, as well as $0.5 million for all applicable taxes, was accrued for as at June 30, 2006, and is included in selling, general and administrative expenses in the consolidated statement of operations.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars)

7.	Restructuring, asset impairment and other charges
For the three-month period ended June 30, 2006, restructuring charges of $0.1 million ($13.7 million for the three-month period ended June 30, 2005) were incurred. For the six-month period ended June 30, 2006, restructuring charges of $2.6 million ($13.7 million for the six-month period ended June 30, 2005) were incurred.

For the six months ended June 30, 2006, these charges comprised $1.2 million of severance and termination benefits in relation to the Corporation’s ongoing efforts to reduce its cost structure. These costs primarily related to the Corporation’s decision to outsource its manufacturing as well as to a reduction of 5 employees in the France subsidiary. In total, 74 employees were terminated of which 61 pertained to the Corporation’s decision to outsource manufacturing operations of its non-WiMAX products.

Pursuant to the Corporation’s decision to outsource its manufacturing operations of non-WiMAX products, the Corporation agreed to sell certain manufacturing assets with a carrying amount of $1.7 million to the contract manufacturer for $0.4 million. This sale, which was concluded on May 5, 2006, resulted in an impairment charge of $1.3 million recorded during the first quarter of 2006. The impairment charge is included in restructuring, asset impairment and other charges in the statement of operations. These transactions are presented as part of the Wireless Telecommunications Products segment.

In addition, during the second quarter of 2006, $0.1 million was accrued for as a result of a reduction in expected sub-lease revenue related to a Montreal facility that was vacated in late 2005.

During the second quarter of 2005, the Corporation decided that it would manufacture discontinue certain product lines, no longer support prior versions of certain products and change its approach to repairs. As a result, inventory, in the amount of $16.8 million offset by an inventory provision of $3.1 million comprised mostly of raw materials and repair stock, was written off or written down to its estimated net realizable value. The inventory affected was primarily located in Canada.

The following table summarizes the activity related to the Corporation’s restructuring charges:

	Severance and termination	Asset impairment and other costs	Total liability
	$	$	$
Liability as at December 31, 2005	908	20	928
Additions	1,154	1,440	2,594
Amounts paid/written-down	(1,212)	(1,372)	(2,584)
Liability as at June 30, 2006	850	88	938

8.	Finance charges, net

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	Pre-fresh start accounting (note 1)		Pre-fresh start accounting (note 1)
	$	$	$	$
Financing charges	34	-	226	-
Interest on long-term debt	921	2,348	1,849	4,551
Interest on credit facility	2,257	140	4,452	140
Interest on convertible redeemable secured debentures	85	-	915	-
Other interest	(199)	(14)	(363)	24
	3,098	2,474	7,079	4,715

9.	Discontinued operations
Effective December 1, 2005, the Corporation sold substantially all of the assets and operations of its subsidiary in France, as well as its Australian subsidiary to a subsidiary of Duons Systèmes of Paris, France (Purchaser). With this transaction, the Corporation effectively disposed of its Swing product line operations.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars)

The results of operations and the cash flows of the Swing product line operations have been presented in the consolidated financial statements as discontinued operations. Prior to their sale, the Swing product line operations were presented as part of the Wireless Telecommunications Products segment.

The results of discontinued operations are as follows:
	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	Pre-fresh start accounting (note 1)		Pre-fresh start accounting (note 1)
	$	$	$	$
Revenue from discontinued operations	-	3,389	-	6,939
Pretax earnings (loss) from discontinued operations	70	(3,542)	579	(3,876)
Earnings (loss) from discontinued operations	70	(3,555)	579	(3,896)

In conjunction with the sale of its Swing-related operations in December 2005, the Corporation signed an agreement with the Purchaser providing for royalty payments based on revenue earned on certain specific contracts transferred to the Purchaser. During the second quarter of 2006, royalties of $0.1 million were earned ($0.6 million for the six month period ended June 30, 2006).

The cash flows from discontinued operations are summarized as follows:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	Pre-fresh start accounting note (1)		Pre-fresh start accounting note (1)
	$	$	$	$
Cash flows (used in) provided by operating activities	-	(1,644)	-	154
Cash flows provided by investing activities	-	-	-	17
(Decrease) increase in cash and cash equivalents from discontinued operations	-	(1,644)	-	171

10.	Commitments and contingencies
The following disclosure updates the information previously disclosed in the Corporation’s annual audited consolidated financial statements for 2005. Therefore, this note should be read in conjunction with note 24 to the aforementioned audited consolidated financial statements.

(a)	Bonds
SR Telecom has entered into bid and performance related bonds associated with various customer contracts. Performance bonds generally have a term of twelve months. Bid bonds generally have a much shorter term. The potential payments due under these bonds are related to SR Telecom’s performance under the applicable customer contracts. The Corporation has restricted cash collateral for bonding facilities in the amount of $10.1 million as at June 30, 2006 ($0.7 million as at December 31, 2005). Amounts outstanding under these facilities amounted to $3.6 million as at June 30, 2006 ($2.0 million as at December 31, 2005).

(b)	Litigation
From time to time, the Corporation is involved in various legal proceedings in the ordinary course of business. The Corporation is not currently involved in any additional litigation that, in management's opinion, would have a material adverse effect on its business, cash flows, operating results or financial condition; however, there can be no assurance that any such proceeding will not escalate or otherwise become material to the Corporation's business in the future.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars)

11.	Business segments and concentrations
SR Telecom operates in two business segments. The first is the engineering, marketing and manufacturing of wireless telecommunications products and the installation of related turnkey systems. These products are used to provide and upgrade Internet, data and voice telecommunication systems for carriers in urban, rural and remote areas. The products are also used to provide data, voice and telecommunication systems for industrial use. The second business segment, carried out by CTR in Chile, provides telecommunications services to end-users.

The accounting policies and methods applied to each segment are the same as those for the consolidated group. Inter-segment eliminations for the balance sheets represent primarily the elimination of investments in subsidiaries and inter-segment amounts receivable.

	Wireless Telecommunications Products			Telecommunications Service Provider			Inter-Segment Eliminations			Consolidated
	2006		2005	2006		2005	2006		2005	2006		2005
		$	$		$	$		$	$		$	$
As at June 30, 2006 and December 31, 2005

Balance Sheets

Property, plant and equipment, net	18,005		21,292	36,894		36,550	-		-	54,899		57,842
Intagible assets, net	37,643		41,904	-		-	-		-	37,643		41,904
Other assets, net	2,187		2,280	-		-	-		-	2,187		2,280
Total assets	248,085		229,915	106,816		108,541	(149,848)		(150,905)	205,053		187,551

For the three months ended June 30, 2006 and June 30, 2005 (pre-fresh start accounting, note 1)

Statements of operations from continuing operations

External revenue	14,818	9,580	4,570	4,719	-	-	19,388	14,299
Inter-segment revenue	-	13	-	-	-	(13)	-	-
Gross profit	(527)	1,751	4,570	4,719	-	-	4,043	6,470
Finance charges, net	2,182	1,726	916	748	-	-	3,098	2,474
Amortization and depreciation of property, plant and equipment	992	888	709	1,672	-	(218)	1,701	2,342
Amortization and depreciation of other assets	180	88	-	148	-	158	180	394
Amortization and depreciation of intangible assets	2,131	226	-	-	-	-	2,131	226
Restructuring, asset impairment and other charges	148	13,745	-	-	-	-	148	13,745
Income tax (recovery) expense	(1)	103	-	-	-	-	(1)	103
(Loss) earnings from continuing operations	(18,562)	(24,879)	1,165	(2,243)	-	-	(17,397)	(27,122)
Net (loss) earnings	(18,492)	(28,434)	1,165	(2,243)	-	-	(17,327)	(30,677)
Purchase of property, plant and equipment	762	103	1,005	413	-	(15)	1,767	501

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars)

	Wireless Telecommunications Products		Telecommunications Service Provider		Inter-Segment Eliminations		Consolidated
	2006	2005	2006	2005	2006	2005	2006	2005
	$	$	$	$	$	$	$	$
For the six months ended June 30, 2006 and June 30, 2005 (pre-fresh start accounting, note 1)

Statements of operations from continuing operations

External revenue	33,983	18,793	9,693	9,853	-	-	43,676	28,646
Inter-segment revenue	51	13	-	-	(51)	(13)	-	-
Gross profit	3,586	2,701	9,693	9,853	-	-	13,279	12,554
Finance charges, net	5,240	3,270	1,839	1,445	-	-	7,079	4,715
Amortization and depreciation of property, plant and equipment	1,856	1,782	1,382	3,256	-	(436)	3,238	4,602
Amortization and depreciation of other assets	276	204	-	286	-	20	276	510
Amortization and depreciation of intangible assets	4,261	451	-	-	-	-	4,261	451
Restructuring, asset impairment and other charges	2,594	13,745	-	-	-	-	2,594	13,745
Income tax expense	58	236	-	-	-	-	58	236
(Loss) earnings from continuing operations	(32,813)	(37,425)	1,332	(3,122)	-	-	(31,481)	(40,547)
Net (loss) earnings	(32,234)	(41,321)	1,332	(3,122)	-	-	(30,902)	(44,443)
Purchase of property, plant and equipment	1,035	251	1,766	876	-	(15)	2,801	1,112

Geographic Information

The Corporation's basis for attributing revenue from external customers is based on the location of the customer. Telecommunications service revenue is generated entirely in Chile. Consolidated sales to customers located outside of Canada were approximately 99% of revenue or $19.2 million for the three-month period ended June 30, 2006 (99% of revenue or $14.1 million for the three-month period ended June 30, 2005), and 99% of revenue or $43.2 million for the six months ended June 30, 2006 (97% of revenue or $27.9 million for the six months ended June 30, 2005). The following sets forth external revenue from continuing operations by individual foreign country where the revenue exceeds 10% of total consolidated revenue from continuing operations for the period indicated:

For the three and six month periods ended June 30, 2006:

	Three months ended June 30, 2006		Six months ended June 30, 2006
	Revenue	% of revenue	Revenue	% of revenue
	$		$
Canada	235	1%	466	1%
Spain	1,971	10%	4,009	9%
Argentina	2,915	15%	6,483	15%
Chile	4,570	24%	9,725	22%
Mexico	5,530	29%	8,335	19%

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars)

      For the three and six month periods ended June 30, 2005, pre-fresh start accounting (note 1):

	Three months ended June 30, 2005		Six months ended June 30, 2005
	Revenue	% of revenue	Revenue	% of revenue
	$		$
Canada	168	1%	790	3%
Chile	4,719	33%	9,853	34%
Mexico	5,414	38%	5,665	20%

The following sets forth external revenue from continuing operations by individual customer where the revenue exceeds 10% of total consolidated revenue from continuing operations for the period indicated. All of these customers are part of the wireless telecommunications products business segment.

For the three and six-month periods ended June 30, 2006:

	Three months ended June 30, 2006		Six month ended June 30, 2006
	Revenue	% of revenue	Revenue	% of revenue
	$		$
Axtel S.A. de CV	4,591	24%	6,036	14%
Techtel LMDS Communicaciones	2,912	15%	6,480	15%
Siemens S.A.	1,971	10%	4,009	9%

For the three and six-month periods ended June 30, 2005, pre-fresh start accounting (note 1):

	Three months ended June 30, 2005		Six month ended June 30, 2005
	Revenue	% of revenue	Revenue	% of revenue
	$		$
Telefonos de Mexico, S.A. de CV (Telmex)	5,038	35%	5,038	18%

The following sets forth the property, plant and equipment of continuing operations by location:
	As at	As at
	June 30, 2006	December 31, 2005
		$
Canada	16,586	19,673
Chile	36,894	36,550
Other	1,419	1,619
	54,899	57,842

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783